EXHIBIT 1

                                                February 21, 2000

                                                FOR IMMEDIATE RELEASE
                                                Contact: William T. Carney
                                                Telephone: 203-846-2274
                                                Facsimile:  203-846-1776

TRUDY ANNOUNCES THAT MAJORITY SHAREHOLDERS WILL SELL SHARES TO JANEX
INTERNATIONAL

Norwalk, Connecticut, February 21, 2000 - Trudy Corporation (OTCBB: TRDY) announced today that Janex International, Inc. (OTCBB: JANX) agreed in principle to purchase the Common Stock of the Corporation beneficially owned by the Burnham Family and Directors and employees of the Corporation amounting to approximately 228,730,000 shares or 64% of the issued and outstanding common stock of the Corporation. Consideration for the purchase will be $319,400 in cash and 348,436 shares of Janex Common Stock, valued for purposes of the transaction at $5.50 per share, representing an aggregate value of $1,916,400. If the market price of Janex Common Stock is not at least $5.50 at the closing and does not achieve such price within twelve months thereafter, Janex will issue additional shares. Notes in the amount of approximately $1.7 million held by the Burnham family will be paid at the closing or within twelve months of the closing.

Janex International has agreed to fund the ongoing working capital needs of Trudy Corporation and has also agreed to purchase the balance of Trudy Corporation's Common Stock owned by the minority shareholders should the share price of Trudy Common fall below the Janex offer price to the majority shareholders for a 30 day period within 12 months of closing. This transaction replaces at closing Trudy's obligations under the Global Merger Agreement, dated June 7, 1999, among the Corporation, Janex, Futech Interactive Products, Inc. and certain other parties.

The transaction is subject to the execution of a definitive agreement and is expected to occur by April 1, 2000.

Trudy, which does business under the name Soundprints, publishes juvenile story books and audiocassettes which are sold in conjunction with contract manufactured educational toys to the retail and mail order markets. Trudy is traded on the OTC through the pink sheets under the symbol TRDY.



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